SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   Schedule 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 5)*

                              Astea International Inc.
                                 (Name of Issuer)

                                    Common Stock
                           (Title of Class of Securities)

                                      04622E109
                                    (CUSIP Number)

                                    Ronald J. Muns
                                  8350 Alpinview Way
                           Colorado Springs, Colorado 80919
                                  (719) 593-7802
                     (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                     March 16, 1998
                 (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            (Continued on following page(s))
                                     Page 1 of 4 Pages

Cusip No. 04622E109                                       Page 2 of 4 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Ronald J. Muns


      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)

                                                                   (b)


      3        SEC USE ONLY



      4        SOURCE OF FUNDS*


      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(D) OR 2(E)                      |_|


      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           479,460

            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                          100,000

                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                         479,460

               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                            100,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               579,460


     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                          |_|


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.37%


     14        TYPE OF REPORTING PERSON*

               IN

                  Amendment No. 4 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares"), of Astea International Inc. (the "Company").
Item 5 of this statement, previously filed by Ronald J. Muns (the "Reporting Person"), is hereby amended as set forth below.

Item 5.  Interest in Securities of the Issuer.

                  No change except for the addition of the following:

     (a) The Reporting Person is the direct beneficial owner of 579,460 Shares, or approximately 4.37% of the 13,252,000 Shares outstanding as of December 31, 1997, according to information contained in the Company's annual report on Form 10-K for the fiscal year ended December 31, 1997. Such shares include (i) 90,000 Shares which the Reporting Person has the right to acquire pursuant to the grant of an option by the Company to the Reporting Person described in Item 5(c) of Amendment No. 2 to this Statement filed July 7, 1997, and (ii) 100,000 Shares held by the Muns Family Partnership, a limited partnership of which the Reporting Person and his wife are the sole general partners.

     (c) The table below sets forth sales of the Shares by the Reporting Person since January 1, 1998. The Reporting Person effected all of such sales on the NASDAQ National Market.
                                                           Approximate Price
    Date          Amount of Shares Sold                       Per Share
                                                      (exclusive of commissions)

     1/6/98                   22,350                             $2.09
    1/30/98                    2,000                             $2.06
     2/4/98                    8,500                             $1.94
     2/9/98                   16,500                             $1.94
    2/19/98                   18,000                             $2.06
    2/20/98                    1,000                             $2.19
    2/23/98                    3,500                             $2.19
    2/25/98                    5,500                             $2.19
    3/16/98                   88,150                             $3.72
    3/16/98                   31,850                             $3.72

     (e) On March 16, 1998, the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Shares.

                              Page 3 of 4 Pages

                                Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  April 7, 1998          /s/ Ronald J. Muns
                              Ronald J. Muns




33964.1

                              Page 4 of 4 Pages